UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Axent Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    05459C108
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    05459C108                  13G                    Page 2 of 6 pages
             ---------

--------------------------------------------------------------------------------
1        Name of Reporting Person             General Atlantic Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.    05459C108                  13G                    Page 3 of 6 pages
             ---------


                         AMENDMENT NO. 1 TO SCHEDULE 13G

                  This Amendment No. 1 to Schedule 13G (this "Amendment") is filed by the undersigned to amend and restate in its entirety the Schedule 13G, filed February 14, 1997 (the "Statement"), with respect to the shares of common stock, par value $.02 per share (the "Common Stock"), of Axent Technologies, Inc.

Item 1.

       (a)        Name of Issuer

                  Axent Technologies, Inc.

       (b)        Address of Issuer's Principal Executive Offices

                  2400 Research Boulevard
                  Suite 200
                  Rockville, Maryland 20850

Item 2.

       (a)        Names of Persons Filing

                  General Atlantic Partners II, L.P. (the "Reporting Person")

       (b)        Address of Principal Business Office

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza

                  Greenwich, CT 06830

       (c)        Citizenship

                  Delaware

       (d)        Title of Class Securities

                  Common Stock, par value $.02 per share (the "Shares")

       (e)        CUSIP Number

                  05459C108

CUSIP NO.    05459C108                  13G                    Page 4 of 6 pages
             ---------

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4. As of December 31, 1997, the Reporting Person owned of record no Shares, or 0%, of the issued and outstanding Shares. The general partner of the Reporting Person is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford.

Item 5.           Ownership of Five Percent or Less of a Class

                  As of the date hereof, the Reporting Person has sold the remainder of its ownership position and owns of record no Shares, or 0% of the issued and outstanding Shares.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  See Item 4.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

CUSIP NO.    05459C108                  13G                    Page 5 of 6 pages
             ---------


Item 10.          Certification

                  Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.    05459C108                  13G                    Page 6 of 6 pages
             ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 1998


                                 GENERAL ATLANTIC PARTNERS II, L.P.


                                 By: GENERAL ATLANTIC PARTNERS, LLC
                                     its General Partner

                                 By: /s/ Nancy E. Cooper
                                     -------------------------------------------
                                     Nancy E. Cooper,
                                     a Managing Member